Exhibit 99.1

Sundial Announces Voluntary Lock-Up by Directors and Executive Officers

 Lock-Up covers approximately 28% of the total outstanding common shares on a fully diluted basis

CALGARY, Oct. 1, 2019 /CNW/ - Sundial Growers Inc. (Nasdaq: SNDL)("Sundial" or the "Company") announces that a group of directors and executive officers, including Sundial's Executive Chairman and controlling shareholder, Edward Hellard, and Chief Executive Officer, Torsten Kuenzlen, have entered into a voluntary lock-up agreement (the "Lock-Up") with respect to the common shares ("common shares") of Sundial they own as of the date hereof as well as those common shares that are issuable upon conversion or exercise of outstanding warrants or convertible notes within the Lock-Up period. The Lock-Up covers approximately 26 million, or about 25%, of the total issued and outstanding common shares, or approximately 34 million, or about 28%, of the total outstanding common shares on a fully diluted basis (as defined below), in each case, as of September 30, 2019.

"One of Sundial's key success drivers is committed, experienced leadership that is aligned with shareholders on value creation. I am pleased that other directors and executive officers have joined me in executing this voluntary lock-up agreement. We also plan to approach other significant shareholders about locking up their shares. These actions demonstrate our commitment to building a sustainable industry-leading cannabis company," said Executive Chairman, Edward Hellard.

The Lock-Up limits participating shareholders' ability to sell their locked-up common shares during the Lock-Up period, subject to standard exceptions. On February 25, 2020, 15% of the locked up common shares will be released and the remaining 85% will be released on August 15, 2020. The Lock-Up will only apply to a director or officer so long as they are a member of the board of directors or employed by the Company, as applicable.  The Lock-Up is in addition to the transfer undertaking provisions applicable to all of Sundial's pre-IPO shareholders and contained in Sundial's constating documents, which remain in effect.

A copy of the agreement is available under Sundial's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

About Sundial Growers Inc.

Sundial proudly crafts pioneering cannabis brands to Heal, Help and Play:

  Heal - cannabis products used as prescription medicine
  Help - cannabis products that strive to promote health and wellness through CBD
  Play - cannabis products to enhance social, spiritual and recreational occasions

Sundial has facilities in Canada and the United Kingdom and provides quality and consistent products consumers can trust.

In Canada, we grow 'craft-at-scale' cannabis using purpose-built modular facilities and award-winning genetics. Sundial's flagship production facility is located in Olds, Alberta with a second facility in Rocky View, Alberta. We have commenced construction of our next purpose-built facility in Merritt, British Columbia.

In the United Kingdom, we grow high-quality traceable plants, including hemp, ornamental flowers and edible herbs, in over 1.5 million square feet of state-of-the-art environmentally friendly, indoor facilities. Bridge Farm has three facilities in Spalding with another currently under construction.

We employ nearly 1,000 employees globally, full-time and seasonal, bringing economic benefits to the local communities in which we operate.

For more information about Sundial, visit www.sndlgroup.com and follow us on Twitter @SundialCannabis, Instagram @SundialCannabis, LinkedIn @SundialCannabis and Facebook @SundialCommunity.

Forward Looking Statements and Other Information

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Sundial is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law. For purposes of this release, the total outstanding common shares on a fully-diluted basis is based on the number of common shares issued and outstanding as of September 30, 2019, the number of shares issuable upon conversion of all remaining 12% unsecured convertible notes and the exercise of all warrants issuable upon conversion of thereof, and the number of shares issuable upon employee warrants that have vested or may vest within the Lock-Up period. The total outstanding common shares on a fully diluted basis does not include common shares issuable (i) to satisfy payment of the promissory notes issued in connection with the Bridge Farm acquisition or the earn-out payment for the Bridge Farm acquisition, (ii) upon exercise of the warrants issued to a Canadian financial institution in connection with the Company's secured credit facility to fund the acquisition of Bridge Farm, or (iii) upon exercise of other warrants held by Sun 8 Holdings Inc., Pathway Rx and other third parties.

Media Contact: Sophie Pilon, Corporate Communications Manager, Sundial Growers Inc., O: 1.587.327.2017, C: 1.403.815.7340, E: spilon@sundialgrowers.com